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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 18, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	
Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.
March 18, 2010. International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it has granted stock options to directors, officers, employees and consultants of the Company, exercisable to acquire up to 3,640,000 common shares of the Company, at a price of $0.12 per common share, expiring on March 18, 2012.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

99.1   March 18, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>March 19, 2010</u>

<u>International Barrier Technologies Inc.</u>
(Registrant)

<u>/s/ Michael Huddy</u>
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1

INTERNATIONAL BARRIER TECHNOLOGY INC.

March 18, 2010

INTERNATIONAL BARRIER ANNOUNCES
GRANT OF STOCK OPTIONS

Watkins, MN; Vancouver, British Columbia, March 18, 2010 –International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it has granted stock options to directors, officers, employees and consultants of the Company, exercisable to acquire up to 3,640,000 common shares of the Company, at a price of $0.12 per common share, expiring on March 18, 2012.

This press release is being issued in accordance with the requirements of TSX Venture Exchange policies.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On behalf of the Board of Directors of
International Barrier Technology Inc.

Michael D. Huddy
Chief Executive Officer & President

For more information please contact:
International Barrier Technology Inc.
510 4th Street N, P.O. Box 379
Watkins, MN 55389
Telephone: 866-735-3519
Email: www.intlbarrier.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.